UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No.   )

1.	Name of the Registrant: Daktronics, Inc.
2.	Name of Person Relying on Exemption: Breach Inlet Capital Management, LLC
3.	Address of Person Relying on Exemption: 75 Port City Landing, Suite 110 Mt. Pleasant, SC 29464
4.	Written Materials. The following written material is attached hereto: Press release, dated February 4, 2025.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Breach Inlet Capital Management, LLC (together with its affiliates, “Breach Inlet Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Breach Inlet Capital.

PLEASE NOTE: Breach Inlet Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Breach Inlet Capital Announces Intention to Vote Against Daktronics’ Proposed Reincorporation

Believes Eliminating Cumulative Voting is Contrary to Best Interests of Shareholders

CHARLESTON, S.C.--(BUSINESS WIRE)-- Breach Inlet Capital Management, LLC (together with its affiliates, “Breach Inlet Capital” or “we”) is an investment firm focused on underfollowed and misunderstood small cap equities. Today, we issued the following open letter to shareholders of Daktronics, Inc. (NASDAQ: DAKT) (“DAKT” or the “Company”) explaining our intention to vote AGAINST the Company’s proposed reincorporation from South Dakota to Delaware, pursuant to which DAKT primarily is seeking to eliminate cumulative voting.

February 4, 2025

Fellow Shareholders:

Breach Inlet Capital remains a top 10 shareholder of DAKT with ownership of 2.0% of its outstanding shares, which is more than each of the Company’s directors and executive officers. We previously issued a public letter in December 2024 encouraging the Board of Directors of the Company (the “Board”) to act in the best interests of shareholders and offering recommendations that we believe would improve DAKT.

Instead of heeding our advice, the Board has taken steps to eliminate a valuable shareholder right. Specifically, the Board has called a special meeting of shareholders seeking shareholder approval to reincorporate the Company from South Dakota to Delaware. While the Board claims the Delaware reincorporation would “protect the interests of shareholders,”1 the Board’s self-professed primary motive for seeking reincorporation is the elimination of cumulative voting. This makes clear to us that the Board is attempting to further entrench itself and the management team at the expense of shareholders. Cumulative voting is a powerful tool that enables minority shareholders to more easily gain Board representation and hold a company’s leadership team accountable. The elimination of such a right is not in the best interests of shareholders. It is quite telling that the Board is seeking to remove this pro-shareholder right, but not eliminate the shareholder-unfriendly classified Board structure as part of the reincorporation process.

Furthermore, according to the preliminary proxy statement filed by Alta Fox Capital Management, LLC (“Alta Fox”) on January 31, 2025, “advisors to the Company reached out to advisors to Alta Fox and threatened that if a negotiated resolution could not be reached promptly, the Company would remove cumulative voting.” If true, this means that Alta Fox’s publicly disclosed efforts to improve DAKT’s corporate governance were met by the Board with a threat (and ultimately concerted action) to eliminate a valuable right to all shareholders.

As outlined in our prior public letter, we want significant enhancements to DAKT’s corporate governance, leadership, investor communications, executive compensation practices and capital allocation decisions. While we appreciate the constructive conversations we have had with certain members of DAKT leadership, it is readily apparent that the Board is unwilling to make the changes that we and other shareholders believe are necessary. Therefore, we believe it is extremely important for shareholders to maintain the current cumulative voting right. Otherwise, eliminating such right is likely to make it more difficult for shareholders to reconstitute the composition of the Board with candidates who are committed to acting in the best interests of all shareholders.

For the foregoing reasons, we intend to vote AGAINST the Company’s proposed reincorporation from South Dakota to Delaware.

Best Regards,

Chris Colvin, CFA

Founder and Portfolio Manager

Breach Inlet Capital Management, LLC

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. BREACH INLET CAPITAL IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. BREACH INLET CAPITAL IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

1 Source: Preliminary Proxy filed by DAKT on 1/21/25